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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No.  )(1)

                          VITAFORT INTERNATIONAL CORP.
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                                (Name of issuer)

                           COMMON STOCK, No Par Value
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                         (Title of class of securities)

                                   928467307
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                                 (CUSIP number)

              c/o SAMUEL M. KRIEGER, ESQ., KRIEGER & PRAGER, ESQS.
                   319 Fifth Avenue, New York, New York 10016
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 August 24, 1998
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             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box / /.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of  Pages)

---------------------

(1)
     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


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                                 SCHEDULE 13D

CUSIP No. 448918102                                           Page 2 of    Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           DOMINION CAOITAL FUND LIMITED

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

                    WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                             Bahamas
                     7.  SOLE VOTING POWER

                             177,578 (See Note A)
    NUMBER    OF
    SHARES           8.  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                            -0-
      EACH
    REPORTING        9.  SOLE DISPOSITIVE POWER
     PERSON
      WITH                    177,578 (See Note A)

                    10.  SHARED DISPOSITIVE POWER

                              -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 177,578 (See Note A)
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                            / /
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 2.2% (See Note A)

14.  TYPE OF REPORTING PERSON*

                   CO Corporarion


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1.    Security and Issuer

           Vitafort International Corporation
           1800 Avenue of the Stars
           Suite 480
           Los Angeles, CA 90067

           Shares of Common Stock.

ITEM 2.    Identity and background:

           Reporting Entity

           a.       Dominion Capital Fund Limited
           b. c/o Citco Fund Services Ltd., POB 13136, Nassau, Commonwealth of the Bahamas
           c.       Investments
           d.       None
           e.       None
           f.       Bahamas

           Name of Executive officers and principal members of Reporting Entity

           a.       Inter-Caribbean Services (Bahamas) Ltd., Sole Director
           b. c/o Citco Fund Services Ltd., POB 13136, Nassau, Commonwealth of the Bahamas
           c.       Investment Manager
           d.       None
           e.       None
           f.       Bahamas

ITEM 3.    Source and Amount of Funds or Other Consideration
           Working Capital

ITEM 4.    Purpose of Transaction
           Investment

ITEM 5.    Interest in Securities of Issuer
           Number of Shares -    177,578 (See Note A)
           Percentage of shares - 2.2% (See Note A)

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
           None

ITEM 7.    Material to be filed as Exhibits
           None


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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    December 22, 1998
                                    ------------------------------------------
                                    (Date)

                                    DOMINION CAPITAL FUND LIMITED

                                    By:      INTER-CARIBBEAN FUND
                                             SERVICES (BAHAMAS) LTD.

                                    By: /s/ Carl O'Connell
                                    ------------------------------------------
                                    (Signature)

                                    Carl O'Connell, Director
                                    ------------------------------------------
                                    (Name/Title)

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.


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                                     NOTE A

The Reporting Person holds Series A Convertible Preferred Stock having a liquidation preference of $500,000 and warrants to acquire 177,578 shares of Common Stock of the Issuer. Under the terms of the Certificate of Designations for the Series A Stock, shares of Series A Stock are generally convertible into shares of Common Stock of the Issuer, where conversions are effected at a conversion rate equal to 78.75% of the average of the closing bid price of a share of Common Stock of the Issuer during the 5 trading days prior to the conversion if the Market Price is .6875 or less and at the Market Price if the Market Price exceeds .6875.. Such shares Series A Stock, however, are not currently fully convertible into shares of Common Stock of the Issuer by the holders, because of the Securities Purchase Agreement between Reporting Person and the Company restricts the rights of Reporting Person to convert if, as a result of such conversion (but without giving effect to shares issuable upon conversions not yet submitted), the holder and its affiliates would have actual ownership of more than 9.99% of the outstanding shares of Common Stock of the Issuer. Were such restriction not applicable, Reporting Person would, based on current market prices of such Common Stock at about $.097 per share, be able to convert its Series A Stock into 6,545,574 shares of Common Stock.

In addition, Reporting Person holds 6% Convertible Debentures having a principal amount of $548,352. Under the terms of the Debenture, they are generally convertible into shares of Common Stock of the Issuer, where conversions are effected at a conversion rate equal to 75% of the average of the closing bid price of a share of Common Stock of the Issuer during the 5 trading days prior to the conversion. Such Debentures, however, are not currently fully convertible into shares of Common Stock of the Issuer by the holders, because of the Securities Purchase Agreement between Reporting Person and the Company and the Debentures restrict the rights of Reporting Person to convert if, as a result of such conversion (but without giving effect to shares issuable upon conversions not yet submitted), the holder and its affiliates would have actual ownership of more than 9.99% of the outstanding shares of Common Stock of the Issuer. Were such restriction not applicable, Reporting Person would, based on current market prices of such Common Stock at about $.097 per share, be able to convert its Debentures into 7,537,485 shares of Common Stock.

If all of the Series A Stock and Debentures were currently convertible and converted and warrants exercised, the Reporting Person's total shares of Common Stock (including shares issued and shares to be issued and the exercise of Warrants) would be 14,260,637 shares (65.1%).

The exact number of shares which would be issuable to the Reporting Person upon such conversions can not be specified at this time, because the actual conversion rate at the time of any given conversion may be higher or lower.

The Reporting Person disclaims any beneficial interest in or voting rights in the shares of Common Stock of the Issuer held by or issuable upon the exercise of any conversion or other rights held by any other holder of shares or such rights of the Issuer.

Notwithstanding anything to the contrary contained therein, the Reporting Person specifically disclaims any intent to acquire any shares of Common Stock to the extent the sum of (1) the


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number of shares of Common Stock beneficially owned by the Purchaser and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of the Preferred Stock), and (2) the number of shares of Common Stock issuable upon the conversion of the Preferred Stock with respect to which the determination of this previso is being made, would result in beneficial ownership by the Reporting Person and its affiliates of more than 9.99% of the outstanding shares of Common Stick (after taking into account the shares to be issued to the Purchaser upon such conversion), or would otherwise subject the Reporting Person to any of the provisions of ss.16(b) of the Securities Exchange Act of 1934.